Wing It!

Profit and Loss
January - December 2019

	TOTAL
Income	
Sales	67,998.33
Square Gift Card	292.20
Square Income	3,320.91
Square Tips	2,033.79
Total Income	**$73,645.23**
Cost of Goods Sold	
Cost of Goods Sold	18,859.66
Total Cost of Goods Sold	**$18,859.66**
GROSS PROFIT	**$54,785.57**
Expenses	
Advertising & Marketing	2,134.81
Bank Charges & Fees	373.95
Car & Truck	494.90
Insurance	828.21
Legal & Professional Services	125.00
Meals & Entertainment	138.14
Office Supplies & Software	4,514.64
Other Business Expenses	-866.00
Payroll Taxes	3,168.33
Rent & Lease	11,500.00
Repairs & Maintenance	6,538.52
Salaries and Wages	8,641.64
Shipping, Freight & Delivery	7.35
Square Fees	1,134.99
Taxes & Licenses	1,014.95
Utilities	5,627.29
Total Expenses	**$45,376.72**
NET OPERATING INCOME	**$9,408.85**
NET INCOME	**$9,408.85**